Exhibit 11

CALCULATION OF EARNINGS PER SHARE
Gannett Co., Inc. and Subsidiaries
Unaudited, in thousands of dollars (except per share amounts)

	Thirteen weeks ended
	Mar. 28, 2004	Mar. 30, 2003
Basic earnings:
Net income	$274,408	$249,836

Weighted average number of common shares outstanding	272,321	268,179

Earnings per share — basic	$1.01	$0.93

Diluted earnings:
Net income	$274,408	$249,836

Weighted average number of common shares outstanding	272,321	268,179

Dilutive effect of outstanding stock options and stock incentive rights	3,186	1,880

Weighted average number of shares outstanding, as adjusted	275,507	270,059

Earnings per share — diluted	$1.00	$0.93